SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Reviews PLDT’s Ratings For Possible Upgrade; Approximately US$1.3 billion in Debt Securities Affected”.

October 13, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Reviews PLDT’s Ratings For Possible Upgrade; Approximately US$1.3 billion in Debt Securities Affected”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

October 13, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Reviews PLDT’s Ratings For Possible Upgrade; Approximately US$1.3 billion in Debt Securities Affected”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 13, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Reviews PLDT’s Ratings For Possible Upgrade; Approximately US$1.3 billion in Debt Securities Affected”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 13, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

MOODY'S REVIEWS PLDT'S RATINGS FOR POSSIBLE UPGRADE

2005-10-12 22:59 (New York)

Sydney Hong Kong

Charles F. Macgregor Clara Lau

VP - Senior Credit Officer Senior Vice President

Corporate Finance Group Corporate Finance Group

Moody's Investors Service Pty Moody's Asia Pacific Ltd.

Ltd

JOURNALISTS: (612) 9270-8102 JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (612) 9270-8100 SUBSCRIBERS: (852) 2916-1121

MOODY'S REVIEWS PLDT'S RATINGS FOR POSSIBLE UPGRADE

Approximately US$1.3 billion in Debt Securities Affected

Hong Kong, October 13, 2005 -- Moody's Investors Service today placed the ratings of Philippine Long Distance Company (PLDT) on review for possible upgrade. At the same time, Moody's assigned PLDT a local currency corporate family rating of Ba2 and placed it on review for possible upgrade. The review for upgrade results from continual improvements in PLDT's financial risk profile.

The review will focus on: [1] the sustainability of improvements in

PLDT's operating and financial profile; [2] Prospective capex requirements, particularly as it relates to any investment in 3G technology; [3] Possible structural subordination given debt at the Smart Cellular subsidiary; [4] Ongoing exposure to movements in the USD/PHP exchange rate; and [5] PLDT's investment strategy. Moody's expects to complete its review by end-2005.

The ratings on review are:

Local Currency Corporate Family Rating of Ba2

Foreign Currency Senior Unsecured Rating of Ba3

Foreign Currency Senior Unsecured Shelf Rating of (P)Ba3

Foreign Currency Preferred Stock Rating of B1

Foreign Currency Preferred Stock Shelf Rating of (P)B1

Moody's went onto say that PLDT will be approaching holders of certain bonds, roughly US$312 million, to either gain their consent to a change in the restrictive payments covenant or to tender their bonds. The company is offering bondholders a reduction in its debt incurrence test ratio to 3.5x from 4.5x. Moody's does not expect either the covenant changes or the prospective tendering of the bonds to adversely impact

PLDT's credit profile.

PLDT is well advanced in its debt reduction program, which is leading to lower interest costs, increased cash flows, and reduced exposure to foreign exchange rate risk. The company is targeting a reduction of over US$600 million in 2005, and has already achieved roughly $550 million of this objective. It has over US$530 million in cash at present.

Moody's notes up to five 3G licences may be awarded in the next 6 months. Upfront fees are unlikely; rather licensees will be required to provide an operable service offering within 12 months and a ubiquitous offering within 5 years. Current players are likely to acquire licences and continue to dominate the market.

PLDT does not expect capex to rise above PhP16-18 billion per annum. This projection encompasses funding for both 3G build-out and fixed-line network upgrades. Such a level of capex represents only a moderate increase on current levels.

Moody's continued to say that PLDT's current foreign currency senior unsecured debt rating of Ba3 is above the Philippines' foreign currency country ceiling of B1. The foreign currency senior unsecured debt rating incorporates convertibility risk, which is the likelihood of the government declaring a debt moratorium to counter a foreign currency crisis. Moody's views foreign currency bonds subject to international law as less likely to be subject to a debt moratorium than foreign currency obligations subject to local law.

Therefore, a differential is present between PLDT's foreign currency bond rating and the sovereign rating. As such, PLDT's foreign currency bond rating is a function of its own risk of default and the probability of a Philippine government default on its foreign debt (implied by its B1 rating), the likelihood that the government would declare a moratorium in the event of a default, and if it did, the chances that it would exempt a company such as PLDT.

Philippine Long Distance Company, based in Manila, Republic of Philippines, is that country's leading provider of integrated telecommunications services.

Copyright 2005, Moody's Investors Service, Inc. and/or its licensors including Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided "as is" without warranty of any kind and MOODY'S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling. MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to $2,400,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations - Corporate Governance - Director and Shareholder Affiliation Policy."

Moody's Investors Service Pty Limited does not hold an Australian financial services licence under the Corporations Act. This credit rating opinion has been prepared without taking into account any of your objectives, financial situation or needs. You should, before acting on the opinion, consider the appropriateness of the opinion having regard to your own objectives, financial situation and needs.

end

Provider ID: 00296728

-0- Oct/13/2005 2:59 GMT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: October 13, 2005